EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries and Names Under Which Subsidiaries Do Business	Jurisdiction of Incorporation

Temptronic Corporation	Delaware
inTEST Silicon Valley Corporation	Delaware
inTEST PTE, Ltd.	Singapore
inTEST Kabushiki Kaisha	Japan
Intestlogic GmbH	Germany
Temptronic GmbH	Germany